Mail Stop 4561

July 6, 2007

Mr. John Hummel
President
AIS Futures Fund IV LP
c/o AIS Futures Management, LLC
187 Danbury Road
PO Box 806
Wilton, CT   06897

> **Re: AIS Futures Fund IV LP**
> **Form 10**
> **Filed April 30, 2007**
> **Form 10/A**
> **Filed June 27, 2007**
> **File No. 000-52599**

Dear Mr. Hummel:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed April 30, 2007

Statements of Operations, page 43

1.   We note your response to comment 3; however, we still believe that you should revise your filing to include your results of operations on a per-unit basis in accordance with SAB Topic 4F.

Note 3 – Selling Agent Administrative and Service Fees, page 48

2.   We note your response to comment 5; however, we still do not understand how you considered SAB Topic 5T in determining the appropriate treatment of the additional service fee disclosed on page 48. Considering that the substance of this transaction appears to be the payment of an expense of the Registrant through contributions by the general partner, it is unclear why the management fee has been reduced. Please advise us in sufficient detail.

Form 10/A filed June 27, 2007

General

3.   Please revise to include the December 31, 2006 audited financial statements within your Form 10/A. When filing an amendment to an Exchange Act filing, you must set forth the complete text of each item as amended. For reference, please see Rule 12b-15.

AIS Futures Fund IV, LP, Financial Statements, March 31, 2007

4.   Please revise to include the information required by Item 303(b) of Regulation S-K for the interim periods ending March 31, 2006 and 2007.

AIS Futures Management LLC Balance Sheet, December 31, 2006

5.   On page 31 of your Form 10 filed April 30, 2007 you disclose that the general partner will be liable for all obligations of the partnership to the extent that the assets of the fund are insufficient to discharge such obligations. In this regard, it appears that this indicates a commitment, intent, or reasonable possibility that the general partner will fund cash flow deficits or furnish other direct or indirect financial assistance. For this reason, the age of the balance sheet of the general partner should be updated on the same basis as your company. Please revise to include the March 31, 2007 balance sheet of the general partner.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief